August 19, 2010

Michael S. Caccese
617.261.3133
Fax:  617.261.3175
michael.caccese@klgates.com

VIA EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Mary A. Cole, Esq.

RE:	Man Long Short Fund
File Nos.: 333-167629; 811-22430

Dear Ms. Cole:

We have discussed with you the Staff’s supplemental comments on the pre-effective amendment to the registration statement, filed on Form N-2 on August 8, 2010 (the “Registration Statement”) for Man Long Short Fund (“Fund”).  The Staff’s comments were received orally on August 18, 2010.  We respectfully submit this supplemental response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund, after filing its required seed audit financial statements in a pre-effective amendment filing, will seek effectiveness of the Registration Statement, as amended, by August 25, 2010.  The Fund will in connection therewith make the requested representations and file the necessary acceleration requests.

Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Comment: Adviser’s Past Performance, Appendix

5.	Original SEC Comment. The disclosure states that the appendix presents past performance portfolio information for a fund that the Fund’s adviser manages

“through participating affiliate arrangements…”  In your response please explain the nature of the referenced affiliate arrangements. In addition, please explain why it is appropriate to break out the geographic performance of the adviser’s private accounts. Analyze this presentation under the relevant staff no-action letters.

Supplemental SEC Comments. In addition, please provide supplemental information with respect to the following:

(1) Participating Affiliates Arrangement - you cited to a broad array of letters, some of which may not be relevant to your fact pattern, therefore please analyze Man's Participating Affiliates Arrangement within the requirements of the GE Funds Staff letter (Feb. 7, 1997), and

(2) Related Performance Appendix - your response with respect to the geographic sleeves was too conclusory in nature, and, although what you propose meets the standards of SEC Staff letter guidance, we would like you to provide more analysis of how showing the geographic sleeves is permissible.

Supplemental Response:

A.           Participating Affiliates Arrangement

The Staff has permitted affiliates of a registered investment adviser to provide investment advice for use in advising U.S. clients through the investment adviser registered with the SEC, without themselves registering with the SEC, so long as the affiliates (“Participating Affiliates”) are part of a contractual arrangement that follows the guidance set out by the SEC in a series of no-action letters.1  Such arrangements must meet certain entity, staffing, informational access and SEC-transparency requirements set forth in the Staff guidance.

Man Investments (USA) LLC is the U.S. registered investment adviser (the “Adviser”) of the Fund.  The Adviser is a wholly owned subsidiary of Man Group plc (together “Man”), a U.K entity that has investment advisory operations located throughout the world.  Each advisory operation is either licensed or registered with the appropriate local governmental agency. Specifically, Man has locally licensed or registered offices with investment management professionals in New York, Chicago, London, Switzerland and Singapore.  Each office is also established as a wholly owned subsidiary of Man Group plc.  Investment professionals in each of these offices contribute to the overall Man investment decision-making process.

1
See Uniao de Banco de Brasileiros S.A., SEC Staff Letter (pub. avail. July 28, 1992); Mercury Asset Management plc, SEC Staff Letter (pub. avail. Apr. 6, 1993); Kleinwort Benson Investment Management Limited, et al., SEC Staff Letter (pub. avail. Dec. 15, 1993); Murray Johnstone Holdings Limited, et al., SEC Staff Letter (pub. avail. Oct. 7, 1994); ABN AMRO Bank N.V., et al., SEC Staff Letter (pub. avail. July 1, 1997); and Royal Bank of Canada, et al., SEC Staff Letter (pub. avail. June 3, 1998).

In order for the Adviser to avail itself of this uniform investment process, it utilizes the investment management professionals in Man’s various offices through a “Participating Affiliates” arrangement that has been formed in accordance with SEC guidance on the matter.2  The Participating Affiliate arrangements permitted foreign investment advisory affiliates of a U.S. registered investment adviser not to register with the SEC, including registered investment advisers to registered investment companies.3

In the context of the Fund, an investment management contract is established between the Fund and the Adviser, Man Investments (USA) LLC.  Man investment professionals will provide investment advice only through the Adviser in conformity with the conditions set forth in the Participating Affiliates series of no-action letters.  Thus, consistent with other Participating Affiliate arrangements, the investment professionals of the Man offices will be the functional equivalent of employees of the Adviser for purposes of the Advisers Act and any investment management agreements between the Adviser and the Fund.

B.           Related Performance of Affiliates in a Participating Affiliates Arrangement

The prospectus appendix discloses the performance of the sole portfolio managed by the Adviser through the Participating Affiliate arrangements.  In a series of no-action letters, the SEC staff has permitted funds to show related performance of another entity or other accounts and, in at least one instance to adopt the performance of a related entity as though it were its own, despite differences between the funds and the entities whose performance history the funds sought to disclose.  These distinctions have included differences in organizational form, investment parameters, tax treatment and cost structure.4

The performance information presented is consistent with the SEC Staff guidance set forth in Growth Stock Outlook Trust, Inc.5 and Nicholas Applegate Mutual Funds6, which permitted an investment company to include in its prospectus information about the

2	See supra note 1.

3	See, ABN AMRO Bank N.V., et al., SEC Staff Letter (pub. avail. July 1, 1997).

4
See, e.g., Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) (performance information of all private accounts with substantially similar investment objectives, policies and strategies could be included in funds’ prospectus); ITT Hartford Mutual Funds (pub. avail. Feb. 7, 1997)(performance of an insurance product fund with substantially similar objectives, policies and strategies could be included in a retail fund’s supplemental sales literature); Growth Stock Outlook Trust, Inc. (pub. avail. Feb. 20, 1986) (newly organized fund could include in its prospectus performance information on accounts managed by its adviser); and MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) (a fund with an investment objective designed to correspond to the investment objective of an unregistered insurance company separate account could include the performance of such account as part of the fund’s own performance information).

5	See supra note 4.

6	See supra note 4.

performance of its adviser’s private accounts, as long as certain conditions were met.  Specifically, the SEC required that, among other conditions, any such performance be for all of the adviser’s accounts managed with investment objectives, policies and strategies substantially similar to those used with respect to the fund.7  The Adviser, through its Participating Affiliate arrangement, will manage the Fund in a substantially similar manner as the portfolio, with a substantially similar investment strategy as the portfolio, using substantially the same personnel.

SEC Staff guidance set forth in GE Funds8 has expressly permitted the showing of related performance of two sister companies, which were wholly-owned subsidiaries of the same parent company, where the investment professionals responsible for the management of the investment entities were virtually identical.  In accordance with the standard laid out in GE Funds, related performance should be permitted when it is of a substantially similar account achieved by a manager and related manager under common ownership that utilize virtually identical investment management professionals to advise the account.  The Fund’s situation is very similar to that described in GE Funds.  The Fund’s appendix shows the performance of the only portfolio managed in a substantially similar manner to the Fund.  The Adviser will manage the Fund through Participating Affiliate arrangements with virtually the same investment professionals responsible for the management of the portfolio whose related performance is presented.  These investment professionals are employed by the Adviser or its sister companies, all under Man’s common ownership.  Virtually all of the same investment professionals that managed the Long Short Equity Global Portfolio discussed in the related performance appendix will be involved in management of the Fund.

Additionally, the Fund’s related performance appendix makes the following disclosures, which are similar to the representations made in GE Funds that the SEC stated it was relying on in providing relief:

●	the performance figures shown are not the performance of the Fund and is not indicative of future performance of the Fund,9

●	the performance shown is not a substitute for the Fund’s performance,10

7
Additionally, the SEC required that the relative size of the fund and the private accounts are sufficiently comparable to be considered relevant to potential fund investors; and there be sufficient disclosure that the performance information relates to the adviser’s management of private accounts and that the information should not be construed as indicative of the fund’s future performance.  The anticipated size of the Fund and private accounts will be sufficiently comparable to be considered relevant to potential fund investors. The Appendix also expressly discloses the nature of the private account and the fact that the information is not indicative of the Fund’s future performance.

8	See GE Funds, SEC Staff Letter (pub. avail. Feb. 7, 1997).

9
In GE Funds, the corresponding disclosure was that “(i) advertisements or supplemental sales literature will prominently disclose that that Institutional Account performance is not the Fund’s own performance, and should not be indicative of past of future performance of the Fund…”

10
In GE Funds, the corresponding disclosure was that “(ii) advertisements or supplemental sales literature will prominently disclose that the Institutional Account performance should not be considered a substitute for the Fund’s performance…”

●	the nature and purpose of the account performance is clearly explained,11 and

●	all material differences (such as differences in the cash flows, different fees, expenses, performance calculation methods, portfolio size and composition, availability of underlying hedge funds, etc.) between the appendix performance and the Fund performance are disclosed, such that the performance is not presented in a misleading manner.12

Further, unlike in GE Funds, where the performance did not appear to have been recalculated, the Fund takes the extra step of recalculating the performance to deduct the expenses of the share class of the Fund with the highest anticipated expenses, so as to show the related performance in the least favorable light.13

C.           Supplemental Performance – Geographic Allocations

The Adviser will manage the Fund’s investments, as set forth in the prospectus, with geographic asset allocation bands for four geographical areas:  U.S., Europe, Asia and emerging markets (each a “Geographic Sleeve Portfolio”).  The Fund discloses the Geographic Sleeve Portfolios in the related performance appendix.

The basic standard to determine whether information is objectionable in a fund’s prospectus is whether the information is inaccurate or misleading.  The Fund is not otherwise prohibited from including non-required information in its registration statement.  The SEC staff has on several occasions reiterated its position that Section 34(b) of the 1940 Act does not prohibit a fund from including in its prospectus the performance of

11
In GE Funds, the corresponding disclosure was that “(iv) advertisements or supplemental sales literature will clearly explain the nature and purpose of the Institutional Account performance information…”

12
In GE Funds, the corresponding disclosure was that “(v) advertisements or supplemental sales literature will disclose all material differences between the Institutional Accounts and the Fund and will include any other disclosure that may be necessary to ensure that Institutional Account performance information is not presented in a misleading matter.”

Note that the Fund does not make a representation that corresponds to the GE Funds representation that “(iii) with respect to a Fund that has its own performance history, the Institutional Account performance information will be provided in addition to the performance information of the Fund…”, because the Fund is new and has no prior performance history, as this is a new Fund launch.

13
See Quest for Value (pub. avail. Feb. 27, 1997), in which the SEC took no-action when an issuer proposed making a one-time recalculation of prior performance to account for the fees and expenses (but not fee waivers) of each class of shares to be issued in a conversion from a closed-end to open-end fund structure, noting that it took no action in part because the issuer represented that the recalculation would not result in higher total return figures for the fund.

another entity, provided that the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.14

The Geographic Sleeve Portfolios are relevant to the investors of the Fund because investors very often take into account geographical allocations in their investment decision-making process.  For example, an investor intending to allocate investments to a long-short strategy likely will be interested in the geographical allocation of that long-short strategy so that they can compare it to the portion of the investor’s own portfolio not comprised of long-short investments.  The Fund intends to launch investment operations with an initial portfolio allocated across 28 long-short Hedge Fund Managers in Geographic Sleeve Portfolios with the same allocation bands as indicated in the prospectus appendix.  The global allocation characteristics of this geographic allocation may be important to an investor in determining the macro allocation of their personal portfolio across investment categories.

In ITT Hartford Mutual Funds,15 the SEC Staff broke from more restrictive past guidance and enumerated a standard for determining whether supplemental performance materials are misleading in stating,

“[u]pon reconsideration, we believe that this earlier position is inconsistent with both the Commission’s statement in the 1988 release adopting amendments to Rule 48216 and the Commission’s long-standing position that whether information in a fund’s advertisements or sales literature is misleading, for purposes of the federal securities laws, depends on the totality of the circumstances, including the manner in which it is presented.17

Additionally, Rule 482(d)(5) permits the showing of “Other Performance Measures” of “any other historical measure of company performance (not subject to any prescribed method of computation) if such measurement:

(i) [r]eflects all elements of return;

14
See, e.g., Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996); Bramwell Growth Fund (pub. avail. August 7, 1996); and ITT Hartford Mutual Funds (pub. avail. Feb. 7, 1997).  Section 34(b) of the 1940 Act, in pertinent part, prohibits an investment company from (1) making an untrue statement of material fact in its registration statement or (2) omitting facts necessary to make the statements made in its registration statement not materially misleading.

15	See ITT Hartford Mutual Funds (pub. avail. Feb. 7, 1997).

16	Citing Investment Company Act Release No. 16245 (Feb. 2, 1988) (release adopting amendments to Rule 482 and adopting Rule 34b-1).

17
Citing Investment Company Act Release No. 10621 (Mar. 8, 1979) (withdrawing the SEC’s Statement of Policy on investment company sales literature) (“what is or is not misleading in sales literature may depend greatly on the totality of the circumstances, including the context in which it is used and the sophistication of the investor.”).

(ii) is accompanied by quotations of total return;

(iii) [Not applicable];18

(iv) is set out in no greater prominence that the required quotations of total return; and

(v) adjacent to the measurement and with no less prominence than the measurement, identifies the length of and the last day of the period for which performance is measured.”19

We believe that the Geographic Sleeve Portfolios shown in the prospectus appendix is compliant with Rule 482(d)(5) and, in the totality of circumstances is helpful and not misleading to an investor.  Further, we believe the Geographic Sleeve Portfolios, which provide additional relevant information about the Fund’s portfolio management, anticipated Hedge Fund Manager geographic allocations and the geographical breakdown of anticipated investments, provide relevant and important information that assists  an investor’s investment decision-making process including whether to invest in the Fund, and how the Fund fits within the investor’s overall portfolio.

Finally, the Fund will not advertise such related performance based on FINRA guidelines on the use of related performance.

*           *           *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3133, or George Zornada at (617)261-3231.

Sincerely,

Michael S. Caccese

18	Note that Rule 482(d)(5)(iii) is irrelevant in this context, as it has to do with tax-adjusted performance.

19	See Investment Company Act Release No. 16245 (Feb. 2, 1988) at page 10.